UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number 001-40695

Dole plc

(Exact name of registrant as specified in its charter)

Dole plc

29 North Anne Street

Dublin 7

Ireland

D07 PH36

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Dole plc (the registrant, referred to herein as the “Company”) is furnishing a condensed consolidated statement of operations for the six months ended June 30, 2021, and a condensed consolidated balance sheet as of June 30, 2021, solely to comply with New York Stock Exchange Listing Standard Section 203.03.

References to “Total Produce” refers to Total Produce plc, together with its subsidiaries, and references to “Legacy Dole” refers to DFC Holdings, LLC, together with its subsidiaries, prior to the transactions completed on July 29, 2021 (the “Acquisition Date”) (referred to herein as the “Merger”) pursuant to the Transaction Agreement. References to “C&C Parties” refer to David H. Murdock and his affiliates, the former majority owner of Legacy Dole prior to the Merger.

Dole plc is a newly formed entity resulting from the combination of Total Produce and Legacy Dole. On February 16, 2021, Total Produce, Legacy Dole and the C&C Parties entered into a binding transaction agreement to combine Total Produce and Legacy Dole under a newly created entity listed publicly in the United States (“U.S.”).

On July 29, 2021, the Merger was completed between Total Produce and Legacy Dole. On July 30, 2021, Dole plc consummated its IPO on the NYSE under the ticker symbol “DOLE”.

The Merger between Total Produce and Legacy Dole was accounted for under the acquisition method of accounting, with Total Produce deemed to be the accounting acquirer for financial accounting purposes and accordingly, Total Produce’s historical financial statements are the historical financial statements of Dole plc.

The information furnished in this Report on Form 6-K, including the exhibits related thereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Dole plc (Total Produce plc) condensed consolidated statement of operations for the six month period ended June 30, 2021 and condensed consolidated balance sheet as of June 30, 2021.

DOLE plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2021	DOLE PLC (Registrant)

	By:	/s/ Rory Byrne
Name: Rory Byrne
Title: Chief Executive Officer